SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 7)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEORGIA-PACIFIC CORPORATION

(Name of Subject Company (Issuer))

KOCH FOREST PRODUCTS, INC.

KOCH INDUSTRIES, INC.

(Name of Filing Persons (Offerors))

Common Stock, par value $.80 per Share

(Titles of Classes of Securities)

373298108

(CUSIP Number of Class of Securities)

Steven J. Feilmeier

Senior Vice President—Chief Financial Officer

Koch Industries, Inc.

4111 East 37th Street North

Wichita, Kansas 67220

(316) 828-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Tye G. Darland, Esq. Raffaele G. Fazio, Esq. Koch Industries, Inc. 4111 East 37th Street North Wichita, Kansas 67220 (316) 828-5500	Mark D. Gerstein, Esq. John E. Sorkin, Esq. Latham & Watkins LLP 233 South Wacker Drive, Suite 5800 Chicago, Illinois 60606 (312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$12,767,500,272	$1,502,735

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of up to 265,989,589 shares of common stock, par value $.80 per share, of Georgia-Pacific at a purchase price of $48.00 per share. Such number of shares consists of (i) 259,137,551 shares of common stock issued and outstanding (net of shares of restricted stock that are subject to transferability restrictions), and (ii) 6,852,038 shares that are expected to be issuable before the expiration of the Offer under vested options, stock appreciation rights, performance awards and other rights to acquire Georgia-Pacific shares.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), equals 0.00011770 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,502,735	Filing Party: Koch Industries, Inc.
Form or Registration No. Schedule TO-T	Date Filed: November 17, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, as amended through the date hereof (as amended, the “Statement”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 17, 2005, by Koch Forest Products, Inc., a Georgia corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation (“Koch Industries”), and Koch Industries, relating to a tender offer by the Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.80 per share (the “Shares”), of Georgia-Pacific Corporation, a Georgia corporation (“Georgia-Pacific”), at a purchase price of $48.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 17, 2005, as amended through the date hereof (as amended, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended through the date hereof (as amended, the “Letter of Transmittal”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Offer to Purchase or in the Statement.

Amendment to Offer to Purchase

Items 1 through 11 of the Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) Section 17 (“Legal Proceedings”) of the Offer to Purchase is hereby amended and supplemented by adding the following to the end the subsection captioned “Class and Derivative Action” thereof:

“At the December 14, 2005 hearing, the Superior Court denied the Indiana Pension Fund’s motion seeking temporary injunctive relief. The Offer is currently scheduled to expire at 5:00 p.m., New York City time, on Monday, December 19, 2005. If the EC Condition and the other conditions to the Offer are satisfied on or prior to December 19, 2005, Purchaser may determine not to further extend the Offer.”

(2) Schedule I (“Directors and Executive Officers of Koch Industries and the Purchaser”) to the Offer to Purchase under the caption “Koch Forest Products, Inc.” is hereby amended and supplemented by adding the following at the end thereof:

“On December 14, 2005, Messrs. Charles G. Koch, Joseph W. Moeller, B.R. Caffey, Richard H. Fink, John C. Pittenger and Dale W. Gibbens were elected to the Purchaser’s board of directors and Messrs. Jeffrey N. Gentry and Tye G. Darland resigned. After giving effect to the new appointments and resignations, the names of the directors and executive officers of Koch Forest Products, Inc., and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years.

Name	Position

Charles G. Koch	Director

Joseph W. Moeller	Director

B.R. Caffey	Director

Richard H. Fink	Director

Steven J. Feilmeier	Vice President and Director

John C. Pittenger	Director

Dale W. Gibbens	Director

Jeffrey N. Gentry	President

Tye G. Darland	Secretary

Mr. Charles Koch is a director of the Purchaser. Mr. Charles Koch has been Chairman of the Board and Chief Executive Officer of Koch Industries since November 1967, as well as a Director of Koch Industries since March 1962. Mr. Koch began his career with Koch Industries in 1961.

Mr. Moeller is a director of the Purchaser. Mr. Moeller has been President – Chief Operating Officer of Koch Industries since August 1999 and a Director of Koch Industries since November 1987. Mr. Moeller began is career with Koch Industries in 1966.

Mr. Caffey is a director of the Purchaser. Mr. Caffey has been an Executive Vice President and a Director of Koch Industries since March 1997. Mr. Caffey began his career with Koch Industries in 1973.

Dr. Fink is a director of the Purchaser. Dr. Fink has been an Executive Vice President and a Director of Koch Industries since March 1997. Dr. Fink began his career with Koch Industries in 1990.

Mr. Feilmeier is the Vice President and a Director of the Purchaser. Mr. Feilmeier has been Senior Vice President – Chief Financial Officer of Koch Industries since May 2002. Before that, he was Vice President – Tax, Accounting and Finance of Koch Industries from January 2001 to May 2002. Mr. Feilmeier served as Vice President and Controller of KoSa B.V., a subsidiary of Koch Industries, from December 1998 to January 2001. Mr. Feilmeier began his career with Koch Industries in 1997.

Mr. Pittenger is a director of the Purchaser. Mr. Pittenger has been Senior Vice President – Corporate Strategy of Koch Industries since May 2002. Before that, he served as Senior Vice President – Strategy and Development of Koch Industries from August 2001 to May 2002, Senior Vice President – Ventures of Koch Industries from January 2001 to August 2001 and Vice President – Ventures of Koch Industries from March 1998 to December 2000. Mr. Pittenger began his career with Koch Industries in 1991.

Mr. Gibbens is a director of the Purchaser. Mr. Gibbens has been Vice President – Human Resources of Koch Industries since December 2003. Before that, he served as Director of Human Resources of Koch Industries from February 2001 to December 2003 and Director of Human Resources – Business Groups of Koch Industries, from August 1999 to February 2001. Mr. Gibbens began his career with Koch Industries in 1982.

Mr. Gentry is the President of the Purchaser. Mr. Gentry has been Senior Vice President and a Director of Koch Industries since March 2005. Before that, he served as Senior Vice President – Minerals of Koch Industries from January 2002 to March 2005 and Vice President – Minerals of Koch Industries from May 1999 to January 2002. Mr. Gentry began his career with Koch Industries in 1983.

Mr. Darland is the Secretary of the Purchaser. Mr. Darland has been Vice President, General Counsel – Corporate/Commercial of Koch Industries since December 2004 and Secretary of Koch Industries since December 2003. Before that, he served as General Counsel – Corporate/Commercial of Koch Industries from 2003 to December 2004, Associate General Counsel – Corporate/Commercial of Koch Industries from April 2000 to September 2001. Mr. Darland began his career with Koch Industries in 1993.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KOCH INDUSTRIES, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Senior Vice President - Chief Financial Officer

KOCH FOREST PRODUCTS, INC.

By:	/s/ Steven J. Feilmeier
Name:	Steven J. Feilmeier
Title:	Vice President

Date: December 14, 2005

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 17, 2005.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and other Nominees.*

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(G)	Press Release issued by Koch Industries on November 13, 2005 (incorporated by reference to the Schedule TO-C filed by Koch Industries with the SEC on November 14, 2005).

(a)(1)(H)	Press Release issued by Koch Industries on November 17, 2005.*

(a)(1)(I)	Summary Advertisement published November 17, 2005.*

(a)(1)(J)	Press Release issued by Koch Industries on November 21, 2005.**

(a)(1)(K)	Press Release issued by Koch Industries on November 25, 2005.***

(a)(1)(L)	Letter to All Participants in the Georgia-Pacific Corporation Employee Stock Purchase Plan.****

(a)(1)(M)	Press Release issued by Koch Industries on December 2, 2005.****

(a)(1)(N)	Frequently Asked Questions (“FAQs”).*****

(a)(1)(O)	Press Release issued by Koch Industries on December 9, 2005.******

(b)(1)	Commitment Letter, dated November 2, 2005, between Citigroup Global Markets Inc. and Koch Industries.*

(b)(2)	Amended and Restated Commitment Letter, dated November 13, 2005, between Citigroup Global Markets Inc., Koch Forest Products Holding, LLC and the Purchaser.*

(b)(3)	Second Amended and Restated Commitment Letter, dated November 22, 2005, between Citigroup Global Markets Inc., Banc of America Securities LLC, Deutsche Bank AG, New York Branch, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JPMorgan Chase Bank, N.A., Koch Forest Products Holding, LLC and Purchaser.****

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2005, among Koch Industries, the Purchaser and Georgia-Pacific.*

(d)(2)	Confidentiality Agreement, dated October 12, 2005, by and between Georgia-Pacific and Koch Industries.*

(d)(3)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 16, 2005.*

(d)(4)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Stewart Simon and Jeffrey Simon, individually and on behalf of all those similarly situated, v. Georgia-Pacific Corporation, James S. Balloun; Thomas D. Bell; Jon A. Boscia; Barbara L. Bowles, et al., Case No. 2005CVI08796, filed November 22, 2005.***

(d)(5)	Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun, Thomas D. Bell, Jr., Jon A. Boscia, Barbara L. Bowles, et al., Case No. 2005CV109450, filed December 2, 2005.*****

(d)(6)	Amended Complaint filed in the Superior Court of Fulton County, State of Georgia, captioned Indiana State District Council of Laborers and HOD Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of Georgia-Pacific Corporation, v. James S. Balloun,et al., Case No. 2005-CV-109450, filed December 9, 2005.*******

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Statement on November 17, 2005.
**	Previously filed with Amendment No. 1 to the Statement on November 21, 2005.
***	Previously filed with Amendment No. 2 to the Statement on November 25, 2005.
****	Previously filed with Amendment No. 3 to the Statement on December 2, 2005.
*****	Previously filed with Amendment No. 4 to the Statement on December 8, 2005.
******	Previously filed with Amendment No. 5 to the Statement on December 12, 2005.
*******	Previously filed with Amendment No. 6 to the Statement on December 13, 2005.